EXHIBIT 4.1


                              OPTION CERTIFICATE




IMGE, Inc., a Delaware corporation, having its principal place of business at 100 Century Boulevard, West Palm Beach, Florida 33417 ("Company") hereby grants to R. Jerry Falkner, residing at 214 Sixth Street, #12, Crested Butte, Colorado 81224 ("Optionee"), the option to purchase fifty thousand (50,000) shares of the Company's $0.05 par value common stock ("Option"), at the exercise price of one dollar and twenty-two cents ($1.22) per share. The Option shall be exercisable at any time prior to August 31, 2001, at 12.01 A.M. at which time the Option shall expire ("Expiration"). Without cause, and in its sole discretion, Company may reduce the number of shares which are the subject of the Option by an amount not to exceed twenty-five thousand (25,000) shares, provided that between February 18, 1997, and March 1, 1997, Company cancels the Contract between itself and R.J. Falkner & Company, Inc. ("Falkner Co."), a Florida corporation, dated August 30, 1996 ("Contract"). This Option Certificate is issued pursuant to, and in consideration of, the Contract. If for any reason not caused solely by Company, Optionee or Falkner Co. fails to perform the services required by the Contract, Company may reduce the number of shares which are the subject of the Option by an amount not to exceed four thousand one hundred sixty-six (4,166) multiplied by the number of whole and partial months between the date of said failure and September, 1997 (excluding September, and including the month in which failure occurs). To exercise the Option, Optionee must deliver to Company, prior to Expiration, an unconditional notice of exercise signed by Optionee, a good check, payable solely to the Company, in the full amount of the exercise price for all shares being purchased ("Shares"), the original of this certificate, and a fully executed I.R.S. Substitute Form W-9 (or its then equivalent). The Option may be exercised in whole or in part, provided that a partial exercise shall be in a quantity evenly divisible by 100. The Shares certificate shall be issued promptly following clearance of the above-referenced check ("Certificate"). Issuance of Shares to Optionee shall not be registered under the provisions of the Securities Act of 1933 or under any state Blue Sky law ("Applicable Laws"), and transfer of the Shares by Optionee therefore shall be restricted within the meaning of the Applicable Laws. Optionee, by acceptance of this certificate, represents and warrants to Company that he is a sophisticated investor, and that if he exercises the Option he will do so for investment purposes only, and not with a view to distribution of the Shares. The Certificate shall be legended accordingly, and the Company's stock transfer records shall be so annotated. The Option is "non-qualified" within the meaning of the Internal Revenue Code. At the time of exercise of the Option the number of Shares and the exercise price per Share shall be adjusted to prevent dilution due to, and to reflect proportionately the effect of, any stock split, stock dividend, or corporate reorganization of Company. The Option may not be assigned by Optionee. Notice hereunder shall be in writing, and it shall be mailed (certified mail, return receipt requested), addressed as above-stated, or to such other address as may be established by notice. This certificate constitutes the entire Option certificate, and it may not be amended, except by a writing signed by Company. This certificate shall be governed by the law of the State of Delaware.


Date of issuance:  September 5, 1996



IMGE, INC.


                                /s/  Mark F. Levy
By:______________________________
                                 President:  Mark F. Levy







The Option hereby is exercised unconditionally, in the amount of _______ shares.


Date:______________________



________________________________
                         R. Jerry Falkner